Management's Discussion and Analysis

Years ended December 31, 2024 and 2023

Forward looking statements
Certain statements in this Management's Discussion & Analysis ("MD&A"), and in particular the "Outlook" section, contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this MD&A contains Forward-Looking Statements pertaining to: (i) our positioning will benefit from a highly constructive operating environment for precious metals, critical materials and their related equities; and (ii) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of public health outbreaks; and (v) those assumptions disclosed herein under the heading "Critical Accounting Estimates and significant judgments". Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favorable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's private strategies business; (xxvii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 25, 2025; and (xxviii) those risks described under the headings "Managing Financial Risk" and "Managing Non-Financial Risk" in this MD&A. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the board of directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

Management's discussion and analysis
This MD&A of financial condition and results of operations, dated February 25, 2025, presents an analysis of the consolidated financial condition of the Company and its subsidiaries as at December 31, 2024, compared with December 31, 2023, and the consolidated results of operations for the three and twelve months ended December 31, 2024, compared with the three and twelve months ended December 31, 2023. The board of directors of the Company approved this MD&A on February 25, 2025. All note references in this MD&A are to the notes to the Company's December 31, 2024 audited annual consolidated financial statements ("annual financial statements"), unless otherwise noted. The Company was incorporated under the Business Corporations Act (Ontario) on February 13, 2008.
Presentation of financial information
The annual financial statements, including the required comparative information, have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). Financial results, including related historical comparatives contained in this MD&A, unless otherwise specified herein, are based on the annual financial statements. While the Company's primary transactional currency and presentation currency is the U.S. dollar, IFRS requires that the Company measure its foreign exchange gains and losses through its consolidated statements of operations and comprehensive income using the Canadian dollar as its functional currency. Accordingly, all dollar references in this MD&A are in U.S. dollars, however the translation gains and losses were measured using the Canadian dollar as the functional currency. The use of the term "prior period" refers to the three and twelve months ended December 31, 2023.

Key performance indicators and non-IFRS and other financial measures
The Company measures the success of its business using a number of key performance indicators that are not measurements in accordance with IFRS and should not be considered as an alternative to net income (loss) or any other measure of performance under IFRS. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures, please see page 6 of this MD&A.
Assets under management
Assets under management ("AUM") refers to the total net assets managed by the Company through its various investment product offerings and managed accounts.
Net inflows
Net inflows result in changes to AUM, and as such, have a direct impact on the revenues and earnings of the Company. They are described individually below:
At-the-market ("ATM") transactions and ETF unit creations
ATM transactions of our physical trusts and new 'creations' of ETF units are the primary manner in which inflows arise in our exchange listed products segment.
Net sales
Fund sales (net of redemptions) are the primary manner in which inflows arise in our managed equities segment.
Net capital calls
Capital calls, net of capital distributions ("net capital calls") are the primary manner in which inflows arise in our private strategies segment.
Other net inflows
Other net inflows include: (1) fund acquisitions; (2) new AUM from fund launches; and (3) lost AUM from fund closures. It is possible for committed capital in our private strategies to earn a commitment fee despite being uncalled, in which case, it will also be included in this category as AUM.
Net revenues
Net revenues are calculated as total net revenues (including net fees and net commissions described below) before: (1) gains (losses) on investments; (2) revenues from non-reportable segments; and (3) carried interest and performance fees, net of carried interest and performance fee payouts (internal and external).
Net fees
Management fees, net of fund expenses, direct payouts, and carried interest and performance fees, net of carried interest and performance fee payouts (internal and external), are key revenue indicators as they represent the net revenue contribution after directly associated costs that we generate from our AUM.
Net commissions
Commissions, net of commission expenses (internal and external), arise from purchases and sales of critical materials in our exchange listed products segment and transaction-based service offerings by our broker-dealer.
Net compensation & net compensation ratio
Net compensation excludes commission expenses paid to employees, other direct payouts to employees, carried interest and performance fee payouts to employees, which are all presented net of their related revenues in this MD&A, and severance, new hire accruals and other which are non-recurring. Net compensation ratio is calculated as net compensation divided by net revenues (see above for net revenue calculation).
Total shareholder return
Total shareholder return is the financial gain (loss) that results from a change in the Company's share price, plus any dividends paid over the period.
Liquid co-investments
Liquid co-investments are the Company's co-investments that can be monetized in less than 90 days.

EBITDA, adjusted base EBITDA and adjusted base EBITDA margin
EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. Adjusted base EBITDA further adjusts for items noted in the below reconciliation table. Adjusted base EBITDA margin is calculated as adjusted base EBITDA from reportable segments divided by net revenues.
EBITDA, adjusted base EBITDA and adjusted base EBITDA margin are measures commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted base EBITDA metric results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures. Adjusted base EBITDA margins are a key indicator of the Company’s profitability on a per dollar of revenue basis, and as such, is commonly used in the financial services sector by analysts, investors and management.
Neither EBITDA, adjusted base EBITDA, or adjusted base EBITDA margin have a standardized meaning under IFRS. Consequently, they should not be considered in isolation, nor should they be used in substitute for measures of performance prepared in accordance with IFRS.
The following table outlines how our EBITDA, adjusted base EBITDA and adjusted base EBITDA margin measures are determined:

	3 months ended		12 months ended

(In thousands $)	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023
Net income for the period	11,680	9,664	49,294	41,799
Net income margin (1)	27%	24%	28%	28%
Adjustments:
Interest expense	613	844	3,091	4,060
Provision for income taxes	4,813	1,159	19,712	8,492
Depreciation and amortization	600	658	2,221	2,843
EBITDA	17,706	12,325	74,318	57,194
Adjustments:
(Gain) loss on investments (2)	3,889	(2,808)	10	(1,375)
Stock-based compensation (3)	4,988	4,681	18,817	17,128
Foreign exchange (gain) loss (4)	(2,706)	1,295	(1,388)	3,212
Severance, new hire accruals and other (4)	166	179	224	5,625
Revaluation of contingent consideration (4)	—	2,254	(580)	—
Costs relating to exit of non-core business (4)	—	155	—	5,142
Non-recurring regulatory, professional fees and other (4)	—	959	—	3,982
Shares received on recognition of contingent asset (4)	—	—	—	(18,588)
Carried interest and performance fees	(2,511)	(503)	(7,319)	(891)
Carried interest and performance fee payouts - internal	830	222	1,081	458
Carried interest and performance fee payouts - external	—	—	—	—
Adjusted base EBITDA	22,362	18,759	85,163	71,887
Adjusted base EBITDA margin (5)	59%	56%	58%	57%
(1) Calculated as IFRS net income divided by IFRS total revenue.
(2) This adjustment removes the income effects of certain gains or losses on short-term investments, co-investments, and private holdings to ensure the reporting objectives of our EBITDA metric as described above are met.
(3) In prior years, the mark-to-market expense of DSU issuances were included with "other (income) and expenses". In the current period, these costs are included as part of "stock-based compensation". Prior year figures have been reclassified to conform with current presentation.
(4) Foreign exchange (gain) and loss; severance, new hire accruals and other; revaluation of contingent consideration; costs relating to exit of non-core business; non-recurring regulatory, professional fees and other; and shares received on recognition of contingent asset were previously included with "other (income) and expenses" and are now shown separately in the reconciliation of adjusted base EBITDA above. Prior year figures have been reclassified to conform with current presentation.
(5) Prior year figures have been revised to remove the adjustment of depreciation and amortization.

Business development and outlook
On June 6, 2024, we launched the Sprott Physical Copper Trust ("COP"), the world's first physical copper investment fund. COP closed its initial public offering for gross proceeds of $110 million. After the launch, on July 8, 2024 COP established an ATM equity program to issue up to an additional $500 million of trust units. COP was created to provide investors with an alternative to rolling copper futures and a complement to investing in copper mining equities. COP is a closed-end trust trading in U.S. dollars and Canadian dollars on the Toronto Stock Exchange under the symbols "COP.U" and "COP.UN", respectively.

On March 6, 2024, we expanded our critical materials offerings with the launch of the Sprott Copper Miners ETF. We also added to our growing European product suite by introducing the Sprott Junior Uranium Miners UCITS ETF.

Sprott is well positioned for this uncertain future. Global central banks are clearly focused on reducing their reliance on U.S. Treasuries and have turned to gold instead. We expect this trend to accelerate and broaden with investor participation increasing. The recent turmoil in metals markets has highlighted the importance of physical ownership, an area where Sprott offers best-in-class solutions to individual and institutional investors. The realignment of global trade and a focus on energy security will create demand for critical materials produced in“friendly” jurisdictions. We continue to develop new exchange-listed and actively-managed critical materials strategies to capitalize on this powerful long-term trend. We have invested in our sales and marketing capabilities to deliver our clients the highest levels of client service, while building on our position as thought leaders in our core themes. We have a highly-motivated team committed to creating value for our clients and shareholders in the months and years ahead.
Subsequent to year-end, as at February 21, 2025, AUM was $33.5 billion, up 6% from $31.5 billion at December 31, 2024.

Results of operations
Summary financial information

(In thousands $)	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023
Summary income statement
Management fees (1)	41,161	38,693	38,065	36,372	34,244	32,867	32,940	31,170
Fund expenses (2),(3)	(2,708)	(2,385)	(2,657)	(2,234)	(2,200)	(1,740)	(1,871)	(1,795)
Direct payouts	(1,561)	(1,483)	(1,408)	(1,461)	(1,283)	(1,472)	(1,342)	(1,187)
Carried interest and performance fees	2,511	4,110	698	—	503	—	388	—
Carried interest and performance fee payouts - internal	(830)	—	(251)	—	(222)	—	(236)	—
Carried interest and performance fee payouts - external (3)	—	—	—	—	—	—	—	—
Net fees	38,573	38,935	34,447	32,677	31,042	29,655	29,879	28,188

Commissions	819	498	3,332	1,047	1,331	539	1,647	4,784
Commission expense - internal	(146)	(147)	(380)	(217)	(161)	(88)	(494)	(1,727)
Commission expense - external (3)	(290)	(103)	(1,443)	(312)	(441)	(92)	(27)	(642)
Net commissions	383	248	1,509	518	729	359	1,126	2,415

Finance income (2)	1,441	1,574	4,084	1,810	1,391	1,795	1,650	1,655
Gain (loss) on investments	(3,889)	937	1,133	1,809	2,808	(1,441)	(1,950)	1,958
Co-investment income (2)	296	418	416	274	170	462	1,327	93
Total net revenues (2),(4)	36,804	42,112	41,589	37,088	36,140	30,830	32,032	34,309

Compensation (2)	19,672	18,547	19,225	17,955	17,096	16,939	21,468	19,556
Direct payouts	(1,561)	(1,483)	(1,408)	(1,461)	(1,283)	(1,472)	(1,342)	(1,187)
Carried interest and performance fee payouts - internal	(830)	—	(251)	—	(222)	—	(236)	—
Commission expense - internal	(146)	(147)	(380)	(217)	(161)	(88)	(494)	(1,727)
Severance, new hire accruals and other	(166)	(58)	—	—	(179)	(122)	(4,067)	(1,257)
Net compensation	16,969	16,859	17,186	16,277	15,251	15,257	15,329	15,385
Net compensation ratio	44%	46%	44%	47%	47%	50%	48%	52%

Severance, new hire accruals and other	166	58	—	—	179	122	4,067	1,257
Selling, general and administrative ("SG&A") (2)	4,949	4,612	5,040	4,173	3,963	3,817	4,752	4,026
SG&A recoveries from funds (1)	(280)	(275)	(260)	(231)	(241)	(249)	(282)	(264)
Interest expense	613	933	715	830	844	882	1,087	1,247
Depreciation and amortization	600	502	568	551	658	731	748	706
Foreign exchange (gain) loss (2)	(2,706)	1,028	122	168	1,295	37	1,440	440
Other (income) and expenses (2)	—	—	(580)	—	3,368	4,809	(18,890)	1,249
Total expenses	20,311	23,717	22,791	21,768	25,317	25,406	8,251	24,046

Net income (5)	11,680	12,697	13,360	11,557	9,664	6,773	17,724	7,638
Net income per share (6)	0.46	0.50	0.53	0.45	0.38	0.27	0.70	0.30
Adjusted base EBITDA	22,362	20,675	22,375	19,751	18,759	17,854	17,953	17,321
Adjusted base EBITDA per share	0.88	0.81	0.88	0.78	0.75	0.71	0.71	0.68

Summary balance sheet
Total assets (7)	388,798	412,477	406,265	389,784	378,835	375,948	381,519	386,765
Total liabilities (8)	65,150	82,198	90,442	82,365	73,130	79,705	83,711	108,106

Total AUM	31,535,062	33,439,221	31,053,136	29,369,191	28,737,742	25,398,159	25,141,561	25,377,189
Average AUM	33,401,157	31,788,412	31,378,343	29,035,667	27,014,109	25,518,250	25,679,214	23,892,335
(1) Previously, management fees within the above summary financial information table included SG&A recoveries from funds consistent with IFRS 15. For management reporting purposes, these recoveries are now shown next to their associated expense as management believes this will enable readers to transparently identify the net economics of these recoveries. However, consistent with IFRS 15, SG&A recoveries from funds are still shown within the "Management fees" line on the consolidated statement of operations. Prior year figures have been reclassified to conform with current presentation.
(2) Current and prior period figures on the consolidated statements of operations include the following adjustments: (1) trading costs incurred in managed accounts are now included within "Fund expenses" (previously included within "SG&A"); (2) interest income earned on cash deposits are now included within "Finance income" (previously included within "Other income"); (3) co-investment income and income attributable to non-controlling interest are now included as part of "Co-investment income" (previously included within "Other income"); (4) expenses attributable to non-controlling interest is now included within "Co-investment income" (previously included within "Other expenses"); (5) the mark-to-market expense of DSU issuances are now included within "Compensation" (previously included within "Other expenses"); (6) foreign exchange (gain) loss is now shown separately (previously included within "Other expenses"); and (7) shares received on a previously unrecorded contingent asset in Q2 2023 are now included within "Other (income) and expenses" (previously included within "Other income"). Management believes the above changes enable readers to better identify the nature of these revenues and expenses. Prior year figures have been reclassified to conform with current presentation.
(3) These amounts are included in the "Fund expenses" line on the consolidated statements of operations.
(4) Total revenues for the year ended December 31, 2024 were $178,655 (December 31, 2023- $151,367; December 31, 2022- $145,182).
(5) Net income for the year ended December 31, 2024 was $49,294 (December 31, 2023 - $41,799; December 31, 2022- $17,632).
(6) Basic and diluted net income per share for the year ended December 31, 2024 was $1.94 and $1.91, respectively (December 31, 2023 - $1.66 and $1.60, respectively; December 31, 2022 - $0.70 and $0.67, respectively).
(7) Total assets as at December 31, 2024 were $388,798 (December 31, 2023 - $378,835; December 31, 2022- $383,748).
(8) Total liabilities as at December 31, 2024 were $65,150 (December 31, 2023 - $73,130; December 31, 2022 - $106,477).

AUM summary
AUM ended the year at $31.5 billion as at December 31, 2024, down 6% from $33.4 billion as at September 30, 2024 but was up 10% from $28.7 billion as at December 31, 2023. Although fourth quarter AUM was negatively impacted by market value depreciation across most of our funds and the termination of certain subadvised fund contracts, 2024 was nevertheless our seventh consecutive year of double-digit AUM growth as we benefited from strong market value appreciation in our precious metals physical trusts and net inflows to our exchange listed products. Subsequent to year-end, as at February 21, 2025, AUM was $33.5 billion, up 6% from $31.5 billion at December 31, 2024.

3 months results

(In millions $)	AUM Sep. 30, 2024	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Dec. 31, 2024	Net management fee rate (2)

Exchange listed products
- Precious metals physical trusts and ETFs
- Physical Gold Trust	8,617	35	(44)	—	8,608	0.35%
- Physical Silver Trust	5,566	83	(422)	—	5,227	0.45%
- Physical Gold and Silver Trust	5,225	(69)	(143)	—	5,013	0.40%
- Precious Metals ETFs	404	(10)	(40)	—	354	0.33%
- Physical Platinum & Palladium Trust	151	33	(16)	—	168	0.50%
	19,963	72	(665)	—	19,370	0.39%

- Critical materials physical trusts and ETFs
- Physical Uranium Trust	5,408	45	(591)	—	4,862	0.31%
- Critical Materials ETFs	2,307	27	(314)	—	2,020	0.52%
- Physical Copper Trust	103	(1)	(12)	—	90	0.32%
	7,818	71	(917)	—	6,972	0.37%

Total exchange listed products	27,781	143	(1,582)	—	26,342	0.39%

Managed equities (3),(4)	3,276	(55)	(221)	(127)	2,873	0.90%

Private strategies (4)	2,382	(35)	(27)	—	2,320	0.83%

Total AUM (5)	33,439	53	(1,830)	(127)	31,535	0.47%

12 months results

(In millions $)	AUM Dec. 31, 2023	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Dec. 31, 2024	Net management fee rate (2)

Exchange listed products
- Precious metals physical trusts and ETFs
- Physical Gold Trust	6,532	351	1,725	—	8,608	0.35%
- Physical Silver Trust	4,070	339	818	—	5,227	0.45%
- Physical Gold and Silver Trust	4,230	(230)	1,013	—	5,013	0.40%
- Precious Metals ETFs	339	(24)	39	—	354	0.33%
- Physical Platinum & Palladium Trust	116	75	(23)	—	168	0.50%
	15,287	511	3,572	—	19,370	0.39%

- Critical materials physical trusts and ETFs
- Physical Uranium Trust	5,773	311	(1,222)	—	4,862	0.31%
- Critical Materials ETFs	2,143	321	(444)	—	2,020	0.52%
- Physical Copper Trust	—	1	(21)	110	90	0.32%
	7,916	633	(1,687)	110	6,972	0.37%

Total exchange listed products	23,203	1,144	1,885	110	26,342	0.39%

Managed equities (3),(4)	2,874	(222)	348	(127)	2,873	0.90%

Private strategies (4)	2,661	(207)	(134)	—	2,320	0.83%

Total AUM (5)	28,738	715	2,099	(17)	31,535	0.47%
(1) See "Net inflows" and "Other net inflows" in the key performance indicators and non-IFRS and other financial measures section of this MD&A.
(2) Net management fee rate represents the weighted average fees for all funds in the category, net of fund expenses.
(3) Managed equities is made up of primarily precious metal strategies (53%), high net worth managed accounts (38%) and U.S. value strategies (9%).
(4) Prior period figures have been reclassified to conform with current presentation.
(5) No performance fees are earned on exchange listed products. Certain managed equities products earn either performance fees based on returns above relevant benchmarks or earn carried interest calculated as a predetermined net profit over a preferred return. Private strategies LPs primarily earn carried interest calculated as a predetermined net profit over a preferred return.

Key revenue lines

Management, carried interest and performance fees
Management fees were $41.4 million for the quarter, up 20% from $34.5 million for the quarter ended December 31, 2023 and $155.3 million on a full-year basis, up 17% from $132.3 million for the year ended December 31, 2023. Carried interest and performance fees were $2.5 million for the quarter, up from $0.5 million for the quarter ended December 31, 2023 and $7.3 million on a full-year basis, up from $0.9 million for the year ended December 31, 2023. Net fees were $38.6 million for the quarter, up 24% from $31 million for the quarter ended December 31, 2023 and $144.6 million on a full-year basis, up 22% from $118.8 million for the year ended December 31, 2023. Our revenue performance in the quarter and on a full-year basis was primarily due to higher average AUM on strong market value appreciation in our precious metals physical trusts and inflows to the majority of our exchange listed products. We also benefited from carried interest and performance fee crystallization in certain funds in our managed equities and private strategies segments.
Commission revenues
Commission revenues were $0.8 million for the quarter, down 38% from $1.3 million for the quarter ended December 31, 2023 and $5.7 million on a full-year basis, down 31% from $8.3 million for the year ended December 31, 2023. Net commissions were $0.4 million for the quarter, down 47% from $0.7 million for the quarter ended December 31, 2023 and $2.7 million on a full-year basis, down 43% from $4.6 million for the year ended December 31, 2023. Commission revenue was lower in the quarter due to modest ATM activity in our critical materials physical trusts. On a full-year basis, the decline in commission revenue was due to the sale of our former Canadian broker-dealer in the second quarter of last year.
Finance income
Finance income was $1.4 million for the quarter, up 4% from the quarter ended December 31, 2023 and $8.9 million on a full-year basis, up 37% from $6.5 million for the year ended December 31, 2023. The increase in the quarter was due to higher income generation in co-investment positions we hold in our LPs managed in our private strategies segment. The increase on a full-year basis was due to higher income earned on streaming syndication activity in the second quarter.
Key expense lines
Compensation
Net compensation expense was $17 million for the quarter, up 11% from $15.3 million for the quarter ended December 31, 2023 and $67.3 million on a full-year basis, up 10% from $61.2 million for the year ended December 31, 2023. The increase in the quarter and on a full-year basis was primarily due to increased Annual Incentive Program ("AIP") accruals on higher net fee generation. Our net compensation ratio was 44% in the quarter (December 31, 2023 - 47%) and 45% on a full-year basis (December 31, 2023 - 49%).
SG&A
SG&A expense was $4.9 million for the quarter, up 25% from $4 million for the quarter ended December 31, 2023 and $18.8 million on a full-year basis, up 13% from $16.6 million for the year ended December 31, 2023. The increase in the quarter and on a full-year basis was due to higher professional services, marketing and technology costs.
Earnings
Net income for the quarter was $11.7 million ($0.46 per share), up 21% from $9.7 million ($0.38 per share) for the quarter ended December 31, 2023 and was $49.3 million ($1.94 per share) on a full-year basis, up 18% from $41.8 million ($1.66 per share) for the year ended December 31, 2023. Our earnings in the quarter and on a full-year basis benefited from higher average AUM on strong market value appreciation in our precious metals physical trusts and inflows to the majority of our exchange listed products. We also benefited from carried interest and performance fee crystallization in certain funds in our managed equities and private strategies segments.

Adjusted base EBITDA was $22.4 million ($0.88 per share) for the quarter, up 19% from $18.8 million ($0.75 per share) for the quarter ended December 31, 2023 and $85.2 million ($3.35 per share) on a full-year basis, up 18% from $71.9 million ($2.85 per share) for the year ended December 31, 2023. Adjusted base EBITDA in the quarter and on a full-year basis benefited from higher average AUM on strong market value appreciation in our precious metals physical trusts and inflows to the majority our exchange listed products.

Additional revenues and expenses
Investment losses were $3.9 million for the quarter, down from investment gains of $2.8 million for the quarter ended December 31, 2023 and investment losses were nominal on a full-year basis, down from investment gains of $1.4 million for the year ended December 31, 2023. Investment losses in the quarter and on a full-year basis were mainly from market value depreciation of our co-investments.
Depreciation of property and equipment was $0.6 million for the quarter, down 9% from $0.7 million for the quarter ended December 31, 2023 and $2.2 million on a full-year basis, down 22% from $2.8 million for the year ended December 31, 2023. Depreciation of property and equipment was lower in the quarter due to savings on the renewal of an existing lease. On a full-year basis, the decrease was due to cancelled lease agreements on the sale of our legacy non-core asset management business domiciled in Korea in the third quarter of last year.
Other (income) and expenses were $nil for the quarter compared to other expenses of $3.4 million for the quarter ended December 31, 2023. Other income was $0.6 million on a full-year basis, down 94% from $9.5 million for the year ended December 31, 2023. The decrease on a full-year basis was due to the recognition of income on the recording of a non-recurring contingent asset in the second quarter of last year.

Balance sheet
Total assets were $388.8 million, up 3% from $378.8 million as at December 31, 2023. The increase was primarily from cash generation on increased earnings, partially offset by FX translation losses in the period. Total liabilities were $65.2 million, down 11% from $73.1 million as at December 31, 2023. The decrease was primarily from the full repayment of our loan facility. Total shareholder's equity was $323.6 million, up 6% from $305.7 million as at December 31, 2023.

Reportable operating segments
Exchange listed products

	3 months ended		12 months ended

(In thousands $)	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023

Summary income statement
Management fees	29,115	22,744	107,928	81,417
Fund expenses	(2,095)	(1,580)	(7,914)	(5,058)
Net fees	27,020	21,164	100,014	76,359

Commissions	499	947	4,041	2,390
Commission expense - internal	(37)	(66)	(323)	(171)
Commission expense - external	(250)	(441)	(1,944)	(1,186)
Net commissions	212	440	1,774	1,033

Gain (loss) on investments	(2,616)	317	76	(359)
Co-investment income	—	—	29	1,014
Finance income (1)	111	65	424	251
Total net revenues	24,727	21,986	102,317	78,298

Net compensation	4,614	3,518	17,466	13,422
Severance, new hire accruals and other	—	56	—	89
SG&A	1,800	1,565	6,736	5,831
Interest expense	290	476	1,348	2,376
Depreciation and amortization	35	46	133	161
Foreign exchange (gain) loss (1)	(1,832)	447	(1,693)	344
Other (income) and expenses (1)	—	2,285	(580)	(17,920)
Total expenses	4,907	8,393	23,410	4,303

Income before income taxes	19,820	13,593	78,907	73,995
Adjusted base EBITDA	21,788	17,401	81,033	62,303
Adjusted base EBITDA margin (2)	80%	80%	79%	80%

Total AUM	26,341,775	23,202,564	26,341,775	23,202,564
Average AUM	27,831,718	21,675,252	25,861,175	19,689,463
(1) See footnote 2 of the summary financial information table on page 6 of the MD&A.
(2) Prior year figures have been revised to remove the adjustment of depreciation and amortization.

3 and 12 months ended

Income before income taxes was $19.8 million for the quarter, up 46% from $13.6 million for the quarter ended December 31, 2023 and was $78.9 million on a full-year basis, up 7% from $74 million for the year ended December 31, 2023. Our earnings in the quarter and on a full-year basis benefited from higher management fees resulting from higher average AUM on strong market valuations of our precious metals physical trusts and inflows to the majority of our exchange listed products.
Adjusted base EBITDA was $21.8 million for the quarter, up 25% from $17.4 million for the quarter ended December 31, 2023 and was $81 million on a full-year basis, up 30% from $62.3 million for the year ended December 31, 2023. Adjusted base EBITDA in the quarter and on a full-year basis benefited from higher management fees resulting from higher average AUM on strong market valuations of our precious metals physical trusts and inflows to the majority of our exchange listed products.

Managed equities

	3 months ended		12 months ended

(In thousands $)	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023

Summary income statement
Management fees (1)	7,496	6,365	28,011	27,092
Fund expenses (2)	(454)	(520)	(1,759)	(2,035)
Direct payouts	(1,124)	(824)	(4,116)	(3,520)
Carried interest and performance fees	2,310	253	7,118	641
Carried interest and performance fee payouts - internal	(752)	(108)	(1,003)	(344)
Net fees	7,476	5,166	28,251	21,834

Gain (loss) on investments	(606)	2,359	2,529	907
Co-investment income	52	—	145	281
Finance income (2)	133	60	355	223
Total net revenues	7,055	7,585	31,280	23,245

Net compensation	3,396	3,139	13,647	12,976
Severance, new hire accruals and other	100	95	158	607
SG&A (2)	1,290	1,102	4,888	4,396
SG&A recoveries from funds (1)	(280)	(241)	(1,046)	(1,036)
Interest expense	143	333	982	1,470
Depreciation and amortization	96	139	378	483
Foreign exchange (gain) loss (2)	(1,421)	122	(1,375)	77
Other (income) and expenses (2)	—	—	—	314
Total expenses	3,324	4,689	17,632	19,287

Income before income taxes	3,731	2,896	13,648	3,958
Adjusted base EBITDA	2,136	1,601	7,363	7,756
Adjusted base EBITDA margin (3)	35%	32%	33%	35%

Total AUM	2,872,973	2,874,049	2,872,973	2,874,049
Average AUM	3,208,676	2,709,385	3,024,080	2,799,403
(1) See footnote 1 of the summary financial information table on page 6 of the MD&A.
(2) See footnote 2 of the summary financial information table on page 6 of the MD&A.
(3) Prior year figures have been revised to remove the adjustment of depreciation and amortization.

3 and 12 months ended

Income before income taxes was $3.7 million for the quarter, up 29% from $2.9 million for the quarter ended December 31, 2023 and was $13.6 million on a full-year basis, up from $4 million for the year ended December 31, 2023. Our earnings in the quarter and on a full-year basis benefited from carried interest and performance fee crystallization in certain funds and higher management fees on higher average AUM.

Adjusted base EBITDA was $2.1 million for the quarter, up 33% from $1.6 million for the quarter ended December 31, 2023 and was $7.4 million on a full-year basis, down 5% from $7.8 million for the year ended December 31, 2023. Adjusted base EBITDA in the quarter benefited from higher management fees on higher average AUM. On a full-year basis, our results were negatively impacted by higher SG&A from increased professional services costs.

Private strategies

	3 months ended		12 months ended

(In thousands $)	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023

Summary income statement
Management fees	4,794	5,304	19,579	21,290
Fund expenses	(159)	(35)	(311)	(172)
Direct payouts	(437)	(459)	(1,797)	(1,764)
Carried interest and performance fees	201	250	201	250
Carried interest and performance fee payouts - internal	(78)	(114)	(78)	(114)
Net fees	4,321	4,946	17,594	19,490

Finance income (1)	1,084	1,137	7,685	4,501
Gain (loss) on investments	303	212	359	2,142
Total net revenues	5,708	6,295	25,638	26,133

Net compensation	2,329	2,500	10,682	9,917
Severance, new hire accruals and other	—	—	—	54
SG&A	589	356	2,144	1,576
Interest expense	2	2	8	6
Depreciation and amortization	18	7	39	25
Foreign exchange (gain) loss (1)	(2,769)	1,138	(3,466)	1,213
Other (income) and expenses (1)	—	523	—	763
Total expenses	169	4,526	9,407	13,554

Income before income taxes	5,539	1,769	16,231	12,579
Adjusted base EBITDA	2,364	3,090	12,331	12,361
Adjusted base EBITDA margin (2)	45%	52%	49%	52%

Total AUM	2,320,314	2,661,129	2,320,314	2,661,129
Average AUM	2,360,763	2,629,472	2,515,967	2,410,451
(1) See footnote 2 of the summary financial information table on page 6 of the MD&A.
(2) Prior year figures have been revised to remove the adjustment of depreciation and amortization.

3 and 12 months ended

Income before income taxes was $5.5 million for the quarter, up from $1.8 million for the quarter ended December 31, 2023 and was $16.2 million on a full-year basis, up 29% from $12.6 million for the year ended December 31, 2023. Our earnings in the quarter and on a full-year basis benefited from foreign exchange gains and income earned on the streaming syndication activity in the second quarter.

Adjusted base EBITDA was $2.4 million for the quarter, down 23% from $3.1 million for the quarter ended December 31, 2023 and was $12.3 million on a full-year basis, down slightly from $12.4 million for the year ended December 31, 2023. Adjusted base EBITDA in the quarter and on a full-year basis was impacted by lower management fees due to a combination of net capital distributions and lower commitment fee earning assets, partially offset by higher finance income earned on streaming syndication activity in the second quarter.

Corporate
This segment is a cost center that provides capital, balance sheet management and shared services to the Company's subsidiaries.

	3 months ended		12 months ended

(In thousands $)	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023

Summary income statement
Gain (loss) on investments	(233)	(296)	(469)	(321)
Finance income (1)	27	39	85	123
Total revenues	(206)	(257)	(384)	(198)

Net compensation (1)	6,259	5,681	23,848	20,950
Severance, new hire accruals and other	66	23	66	4,746
SG&A	1,012	659	3,942	2,486
Interest expense	178	33	753	127
Depreciation and amortization	448	462	1,658	1,759
Foreign exchange (gain) loss (1)	3,138	(287)	4,811	1,631
Other (income) and expenses (1)	—	631	—	2,077
Total expenses	11,101	7,202	35,078	33,776

Income (loss) before income taxes	(11,307)	(7,459)	(35,462)	(33,974)
Adjusted base EBITDA	(3,554)	(2,954)	(14,098)	(11,047)
(1) See footnote 2 of the summary financial information table on page 6 of the MD&A.

3 and 12 months ended

•Net compensation was higher primarily due to increased AIP accruals on higher net fee generation.

•Severance and other expenses were nominal in the quarter and on a full-year basis.

•SG&A was higher primarily due to increased technology and professional services costs.

Dividends
The following dividends were declared by the Company during the last three years:

Record date	Payment date	Cash dividend per share	Total dividend amount (in thousands $)
November 18, 2024 - Regular dividend Q3 2024	December 3, 2024	$0.30	7,749
August 19, 2024 - Regular dividend Q2 2024	September 3, 2024	$0.25	6,466
May 21, 2024 - Regular dividend Q1 2024	June 5, 2024	$0.25	6,466
March 4, 2024 - Regular dividend Q4 2023	March 19, 2024	$0.25	6,466
Dividends declared in 2024 (1)			27,147
November 13, 2023 - Regular dividend Q3 2023	November 28, 2023	$0.25	6,458
August 21, 2023 - Regular dividend Q2 2023	September 5, 2023	$0.25	6,467
May 15, 2023 - Regular dividend Q1 2023	May 30, 2023	$0.25	6,482
March 6, 2023 - Regular dividend Q4 2022	March 21, 2023	$0.25	6,489
Dividends declared in 2023			25,896
November 14, 2022 - Regular dividend Q3 2022	November 29, 2022	$0.25	6,480
August 12, 2022 - Regular dividend Q2 2022	August 29, 2022	$0.25	6,484
May 16, 2022 - Regular dividend Q1 2022	May 31, 2022	$0.25	6,500
March 7, 2022 - Regular dividend Q4 2021	March 22, 2022	$0.25	6,467
Dividends declared in 2022			25,931
(1) Subsequent to year end, on February 25, 2025, a regular dividend of $0.30 per common share was declared for the quarter ended December 31, 2024. This dividend is payable on March 25, 2025 to shareholders of record at the close of business on March 10, 2025.

Capital stock
Total capital stock issued and outstanding was 25.8 million (December 31, 2023 - 25.9 million). The decrease in the period was due to the repurchase and cancellation of 48,182 shares through the normal course issuer bid. As at December 31, 2024, no unvested shares were held in the EPSP Trust (December 31, 2023 - 0.5 million).
Earnings per share for the current and prior period have been calculated using the weighted average number of shares outstanding during the respective periods. Basic earnings per share was $0.46 for the quarter and $1.94 on a full-year basis compared to $0.38 and $1.66 in the prior periods, respectively. Diluted earnings per share was $0.45 for the quarter and $1.91 on a full-year basis compared to $0.37 and $1.60 for the prior periods, respectively. Diluted earnings per share reflects the dilutive effect of in-the-money stock options, unvested shares held in the EPSP Trust and outstanding restricted stock units.
A total of 12,500 stock options are outstanding pursuant to our stock option plan with 1.4 years remaining on their contractual life, all of which are exercisable.

Liquidity and capital resources
As at December 31, 2024, the Company had $46.8 million (December 31, 2023 - $20.7 million) of cash and cash equivalents. In addition, the Company had $72.8 million of co-investments (December 31, 2023 - $93.5 million) of which $23.8 million (December 31, 2023 - $39.5 million) can be monetized in less than 90 days (liquid co-investments).
As at December 31, 2024, the Company had $nil (December 31, 2023 - $24.2 million) outstanding on its credit facility, which matures on August 8, 2028. As at December 31, 2024, the Company was in compliance with all covenants, terms and conditions under the credit facility.
The Company has access to a credit facility of $75 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed in U.S. dollars through SOFR or base rate loans. Amounts may also be borrowed in Canadian dollars through prime rate loans or CORRA loans.
Key terms under the current credit facility are noted below:

Structure
•5-year, $75 million revolver with "bullet maturity" August 8, 2028
Interest rate
•SOFR + 2.33%
Covenant terms
•Minimum AUM: CAD$15.4 billion;
•Debt to EBITDA less than or equal to 2.5:1; and
•EBITDA to interest expense more than or equal to 2.5:1

Commitments
The Company has commitments to make co-investments in private strategies LPs or commitments to make co-investments in fund strategies in the Company's other segments. As at December 31, 2024, the Company had $5.2 million in co-investment commitments in private strategies LPs due within one year (December 31, 2023 - $4 million) and $1.5 million due after 12 months (December 31, 2023 - $1.9 million).
The following are the remaining contractual maturities of financial liabilities as at December 31, 2024 (in thousands $):

Contractual obligations	Carrying Amount	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating accounts payable	6,418	6,418	—	—	—
Compensation payable	11,829	11,829	—	—	—
Lease obligation	10,211	1,097	2,306	1,915	4,893
Total contractual obligations	28,458	19,344	2,306	1,915	4,893

Critical accounting estimates and significant judgments
The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions and estimates as they occur. The Company’s material accounting policy information are described in Note 2 of the December 31, 2024 audited annual financial statements. Certain of these accounting policies require management to make key assumptions concerning the future and consider other sources of estimation uncertainty at the reporting date. These accounting estimates are considered critical because they require subjective and/or complex judgments that may have a material impact on the value of our assets, liabilities, revenues and expenses.

Critical accounting estimates

Impairment of goodwill and intangible assets

All indefinite life intangible assets and goodwill are assessed for impairment annually. This annual test for impairment augments the quarterly impairment indicator assessments. Values associated with goodwill and intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, AUM and asset lives. These estimates require significant judgment regarding market growth rates, fund flow assumptions, expected margins and costs, which could affect the Company's future results if estimates of future performance and fair value change.

Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated balance sheets cannot be derived from active markets, they are determined using valuation techniques and models. Model inputs are taken from observable markets where possible, but where this is not feasible, unobservable inputs may be used. These unobservable inputs include, but are not limited to, projected cash flows, discount rates, comparable recent transactions and volatility of underlying securities in warrant valuations. The use of unobservable inputs can involve significant judgment and materially affect the reported fair value of financial instruments.

Significant judgments

Investments in other entities

IFRS 10 Consolidated Financial Statements ("IFRS 10") and IAS 28 Investments in Associates and Joint Ventures ("IAS 28") provide for the use of judgment in determining whether an investee should be included within the consolidated financial statements of the Company and on what basis (subsidiary, joint venture, financial instrument or associate). Significant judgment is applied in evaluating facts and circumstances relevant to the Company and investee, including: (1) the extent of the Company's direct and indirect interest in the investee; (2) the level of compensation to be received from the investee for management and other services provided to it; (3) "kick out rights" available to other investors in the investee; and (4) other indicators of the extent of power that the Company has over the investee.

Managing financial risks
Market risk
The Company separates market risk into three categories: price risk, interest rate risk and foreign currency risk.
Price risk
Price risk arises from the possibility that changes in the price of the Company's on and off-balance sheet assets and liabilities will result in changes in carrying value or recoverable amounts. The Company's revenues are also exposed to price risk since management fees, carried interest and performance fees are correlated with AUM, which fluctuates with changes in the market values of the assets in the funds and managed accounts managed by the Company.
Interest rate risk
Interest rate risk arises from the possibility that changes in interest rates will adversely affect the value of, or cash flows from, financial assets and liabilities. The Company’s earnings, particularly through its private strategies segment, are exposed to volatility as a result of sudden changes in interest rates. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Foreign currency risk
The Company enters into transactions that are denominated primarily in U.S. and Canadian dollars. Foreign currency risk arises from foreign exchange rate movements that could negatively impact the liquidity of the company as determined at the transactional currency level.
Credit risk
Credit risk is the risk that a borrower will not honor its commitments and a loss to the Company may result. Credit risk generally arises in the Company's investments portfolio.
Investments
The Company incurs credit risk when entering into, settling and financing transactions with counterparties. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Other
The majority of receivables relate to management fees, carried interest and performance fees receivable from the funds and managed accounts managed by the Company. These receivables are short-term in nature and any credit risk associated with them is managed by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties.
Liquidity risk
Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's exposure to liquidity risk is minimal as it maintains sufficient levels of liquid assets to meet its obligations as they come due. The Company has $46.8 million (December 31, 2023 - $20.7 million) of cash and cash equivalents. In addition, the Company has $72.8 million of co-investments (December 31, 2023 - $93.5 million), of which $23.8 million (December 31, 2023 - $39.5 million) can be monetized in less than 90 days (liquid co-investments). The Company also has access to a credit facility of $75 million with a major Canadian schedule I chartered bank.

The Company's exposure to liquidity risk as it relates to our co-investments in private strategies LPs arises from fluctuations in cash flows from making capital calls and receiving capital distributions. The Company manages its co-investment liquidity risk through the ongoing monitoring of scheduled capital calls and distributions ("match funding") and through its broader treasury risk management program and enterprise capital budgeting.
Financial liabilities, including accounts payable and accrued liabilities and compensation payable, are short-term in nature and are generally due within a year.
The Company's management team is responsible for reviewing resources to ensure funds are readily available to meet its financial obligations as they come due and ensuring adequate funds exist to support business strategies and operations growth. The Company manages liquidity risk by monitoring cash balances on a daily basis and through its broader treasury risk management program. To meet any liquidity shortfalls, actions taken by the Company could include but are not limited to: drawing on the line of credit; slowing its co-investment activities; liquidating investments; and adjusting or otherwise temporarily suspending AIPs.
Concentration risk
A significant portion of the Company's AUM and its investments are focused on the natural resource sector, and in particular, precious metals and critical materials related investments and transactions. In addition, from time-to-time, certain investments may be concentrated to a material degree in a single position or group of positions. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR")
Management is responsible for the design and operational effectiveness of DC&P and ICFR in order to provide reasonable assurance regarding the disclosure of material information relating to the Company. This includes information required to be disclosed in the Company's annual filings, interim filings and other reports filed under securities legislation, as well as the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
Our chief executive officer and chief financial officer, after evaluating the effectiveness of our DC&P and ICFR (as defined in the applicable U.S. and Canadian securities laws), concluded that the Company's DC&P and ICFR were properly designed and were operating effectively as at December 31, 2024. In addition, there were no material changes to ICFR during the quarter.

Managing non-financial risks
Confidentiality of information
Confidentiality is essential to the success of the Company's business, and it strives to consistently maintain the highest standards of trust, integrity and professionalism. Account information is kept under strict control in compliance with all applicable laws, and physical, procedural, and electronic safeguards are maintained in order to protect this information from access by unauthorized parties. The Company keeps the affairs of its clients confidential and does not disclose the identities of clients (absent expressed client consent to do so). If a prospective client requests a reference, the Company will not provide the name of an existing client before receiving permission from that client to do so.
Conflicts of interest
The Company established a number of policies with respect to employee personal trading. Employees may not trade any of the securities held or being considered for investment by any of the Company's funds without prior approval. In addition, employees must receive prior approval before they are permitted to buy or sell securities. Speculative trading is strongly discouraged. All employees must comply with the Company's Code of Ethics. The code establishes strict rules for professional conduct including the management of conflicts of interest.

Independent review committee
National Instrument 81-107 - Independent Review Committee for Investment Funds (“NI 81-107”) requires all publicly offered investment funds in Canada to establish an independent review committee ("IRC") to whom all conflicts of interest matters must be referred for review and approval. The Company established an IRC for its Canadian public funds. As required by NI 81-107, the Company established written policies and procedures for dealing with conflict of interest matters and maintains records in respect of these matters and provides assistance to the IRC in carrying out its functions. The IRC is comprised of three independent members, and is subject to requirements to conduct regular assessments and provide reports to the Company and to the holders of interests in public funds in respect of its functions.
Insurance
The Company maintains appropriate insurance coverage for general business and liability risks as well as insurance coverage required by regulation. Insurance coverage is reviewed periodically to ensure continued adequacy.
Internal controls and procedures
Several of the Company's subsidiaries operate in regulated environments and are subject to business conduct rules and other rules and regulations. The Company has internal control policies related to business conduct. They include controls required to ensure compliance with the rules and regulations of relevant regulatory bodies including the OSC, the Canadian Investment Regulatory Organization, FINRA and the U.S. Securities and Exchange Commission ("SEC").
Enterprise risk management
The starting point to any enterprise risk management program (“ERM”) is the articulation of a risk appetite, which is the amount and types of risk we are willing to accept in our pursuit of business objectives. A company’s risk appetite is the bedrock upon which an ERM framework is established.
Our risk appetite is primarily based on specific regulatory and legal environment considerations, general corporate sustainability responsibilities, the need for sound capital adequacy and treasury management processes, the preservation of its positive reputation among current and future stakeholders, the natural expectation of its shareholders that it takes appropriate and reasonable levels of risk in its various business segments to maximize shareholder returns and its overall desire to be good corporate citizens as part of its organizational culture and core values. The aforementioned considerations formed the basis for our risk appetite statements noted below:

•Regardless of loss probability, we will only accept inherent or residual risks that we have a proven, demonstrable ability to understand, diligently manage on an ongoing basis and thoroughly consider and balance relative to the outcomes; and

•Our risk appetite is low around any actions or inactions that could materially jeopardize the Company’s reputation, purpose and values or commitment to its stakeholders. Furthermore, at no point would we ever accept existential inherent or residual risks, regardless of loss probability or profit upside.

The ERM process involves a comprehensive drill down through the organization to its constituent parts to identify all salient risks and evaluate them through the lens of our risk appetite. The following is a summary of the ERM steps used to filter organizational risks through our risk appetite:

•Identify all major processes within each business segment (and enterprise shared services function supporting them);

•Identify materially relevant inherent risks (both quantitative and qualitative), that may arise in each major process area;

•Rate each inherent risk (in the absence of internal controls) based on the degree of event probability and impact to the organization;

•Determine our risk tolerance for each inherent risk previously identified and rated;

•Identify internal controls in place (or needed) to mitigate the inherent risks down to the appropriate “residual level” (i.e. determine the post-controls risk rating and compare it to our predetermined risk tolerance level). We stratify our internal controls universe using the “three lines of defense” approach recommended by the Institute of Internal Auditors prior to evaluating the effectiveness of internal controls;

•Compare all residual risk ratings to their corresponding risk tolerance level to ensure the risk is being appropriately managed (i.e. there are a sufficient number of, and appropriate types of, internal controls in place to manage the risk in light of our risk tolerance), and if not, take further action; and

•Test, document and report on the effectiveness of the ERM program in managing risks within the boundaries of our risk appetite.

Additional information relating to the Company, including the Company's Annual Information Form is available on EDGAR at www.sec.gov and SEDAR+ at www.sedarplus.com.